SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of the Issuer)

Foundation Medicine, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge, MA 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,256,908,814.14	$280,985.15

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 16,093,897, which is the difference between 37,113,008, the number of shares (“Shares”) of common stock of Foundation Medicine, Inc. outstanding as of June 18, 2018, and 21,019,111, the number of Shares beneficially owned by Roche Holding Ltd or its affiliates and (B) $137.00, which is the per Share tender offer price, and (ii) the product of (A) 440,089, which is the number of Shares subject to “in-the-money” options outstanding as of March 31, 2018, and (B) $118.26, which is the difference between the $137.00 per Share tender offer price and $18.74 , the average weighted exercise price of such options. The number of Shares subject to “in-the-money” options and the average weighted exercise price for such options is contained in Foundation Medicine, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

The foregoing figures are as of June 29, 2018, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $280,985.15	Filing Party: Roche Holdings, Inc.

Form or Registration No.: Schedule TO	Date Filed: July 2, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Foundation Medicine, Inc., a Delaware corporation (“Foundation Medicine” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, and relates to the cash tender offer by 062018 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine at a price per Share equal to $137.00, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 18, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Roche Holdings and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Merger Sub and Roche Holdings on July 2, 2018 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated July 2, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on July 2, 2018 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Roche Holdings and Merger Sub has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b) Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c) Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d) Dividends

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings

Not applicable.

(f) Prior Stock Purchases

Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The filing person is the subject company. The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Persons—Name and Address,” “Item 2. Identity and Background of Filing Persons—Business and Background of the Company’s Directors and Executive Officers” and “Annex A—Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 9. Certain Information Concerning Purchaser and Parent” and “Schedule I—Directors and Executive Officers of Controlling Shareholder of Roche and Directors and Executive Officers of Parent” is incorporated herein by reference.

(b) Business and Background of Entities

The information set forth in the Offer to Purchase under the heading “The Offer—Section 9. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

(c) Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Persons—Business and Background of the Company’s Directors and Executive Officers” and “Annex A— Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 9. Certain Information Concerning Purchaser and Parent” and “Schedule I—Directors and Executive Officers of Controlling Shareholder of Roche and Directors and Executive Officers of Parent” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms

(1)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(iv) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 1. Terms of the Offer” is incorporated herein by reference.

(1)(v) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 13. The Merger Agreement—Extensions of the Offer” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 3. Procedures for Tendering Shares” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 2. Acceptance for Payment and Payment for Shares” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the Offer to Purchase under the heading “The Offer—Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 13. The Merger Agreement” is incorporated herein by reference.

(2)(ii) The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

(2)(iii) The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(iv) The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information— Stockholder Approval of the Merger Not Required” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(2)(v) Not applicable.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Offer to Purchase under the heading “The Offer—Section 5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different Terms

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Interests of Certain Persons in the Offer” and “Special Factors—Section 4. Related Party Transactions” is incorporated herein by reference.

(d) Appraisal Rights

The information set forth in the Schedule 14D-9 under the headings “Item 8. Additional Information—Appraisal Rights” and “Annex C—Section 262 of the General Corporation Law of the State of Delaware” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “Schedule II—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Interests of Certain Persons in the Offer” and “Special Factors—Section 4. Related Party Transactions” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 11. Background of the Offer; Contacts with FMI,” “Special Factors—Section 3. Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 4. Related Party Transactions” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 4. Related Party Transactions” and “The Offer—Section 13. The Merger Agreement” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13. The Merger Agreement” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 11. Background of the Offer; Contacts with FMI” and “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(b) Alternatives

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 11. Background of the Offer; Contacts with FMI” and “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(c) Reasons

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Offer—Section 11. Background of the Offer; Contacts with FMI” and “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

(d) Effects

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” and “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 5. Certain U.S. Federal Income Tax Consequences,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a) Fairness

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation— Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation— Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information,” “Annex B—Opinion of Goldman Sachs & Co. LLC” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

(c) Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person—Tender Offer and Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 13. The Merger Agreement” is incorporated herein by reference.

(d) Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors” and “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” is incorporated herein by reference. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger” is incorporated herein by reference.

(f) Other Offers

Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex B—Opinion of Goldman Sachs & Co. LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger,” “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and the information set forth in Exhibit (c)(2) attached hereto is incorporated herein by reference.

(c) Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 150 Second Street, Cambridge, MA 02141, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)-(b) Source of Funds; Conditions

The information set forth in the Offer to Purchase under the heading “The Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.

(c) Expenses

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 17. Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference. The information set forth in the Offer to Purchase under the headings “Special Factors—Section 3. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 4. Related Party Transactions” and “Schedule I —Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions

The information set forth in Schedule 14D-9 under the heading “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Special Factors—Section 3. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) Recommendations of Others

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation— Reasons for the Recommendations of the Special Committee and the Board of Directors” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 9. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Information

The audited financial statements of the Company as of and for the fiscal years ended December 31, 2016 and December 31, 2017 are incorporated herein by reference to Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 7, 2018. The unaudited consolidated financial statements of the Company for the three months ended March 31, 2018 are incorporated herein by reference to Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 2, 2018.

The information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning FMI—Financial Information” is incorporated herein by reference.

(b) Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer—Section 17. Fees and Expenses” with respect to the persons employed or retained by Roche Holdings is incorporated herein by reference.

(b) Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

(b) Golden Parachute Payments

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers—Golden Parachute Compensation” and “Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation” is incorporated herein by reference.

(c) Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 2, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Roche Holdings and Merger Sub on July 2, 2018).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on July 2, 2018 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 2, 2018).

(a)(2)(B)	Joint Press Release issued by Foundation Medicine, Inc. and Roche Holdings, Inc., on June 19, 2018 (incorporated by reference to Exhibit 99.2 of the Company’s Form 8-K filed on June 19, 2018).

(a)(2)(C)	Email sent to employees from Chief Executive Officer of Foundation Medicine, Inc. dated June 19, 2018 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2018).

(a)(2)(D)	Letter sent to Biopharma partners by Foundation Medicine, Inc. dated June 19, 2018 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2018).

(a)(5)(A)	Foundation Medicine, Inc. Current Report on Form 8-K dated June 18, 2018 (incorporated by reference to the Company’s Current Report on Form 8-K filed on June 19, 2018).

(b)	Not applicable.

(c)(1)	Opinion of Goldman Sachs & Co. LLC, dated as of June 18, 2018 (incorporated by reference to Annex B attached to the Company’s Solicitation/Recommendation Statement on Form 14D-9 filed on July 2, 2018).

(c)(2)	Presentation, dated June 18, 2018, of Goldman Sachs & Co. LLC to the Special Committee of the Board of Directors and the Board of Directors of Foundation Medicine, Inc.

(d)(1)	Agreement and Plan of Merger, by and among Foundation Medicine, Inc., 062018 Merger Subsidiary, Inc., and Roche Holdings, Inc., dated June 18, 2018 (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on June 19, 2018).

(d)(2)	Transaction Agreement, dated January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on January 12, 2015).

(d)(3)	Investor Rights Agreement, dated January 11, 2015, by and among Foundation Medicine, Inc., Roche Holdings, Inc. and certain other stockholders named therein (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on January 12, 2015).

(d)(4)#	Collaboration Agreement, dated January 11, 2015, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K/A filed on August 24, 2015).

(d)(5)#	First Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q filed on August 3, 2016).

(d)(6)#	Second Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated June 16, 2016 (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q filed on August 3, 2016).

(d)(7)#	Third Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated July 25, 2016 (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q filed on November 2, 2016).

(d)(8)#	Fourth Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated December 20, 2016 (incorporated by reference to Exhibit 10.24 of the Company’s Form 10-K filed on March 3, 2017).

(d)(9)#	Fifth Amendment to Collaboration Agreement, by and among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated September 8, 2017 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on September 13, 2017).

(d)(10)#	Sixth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated November 1, 2017 (incorporated by reference to Exhibit 10.27 of the Company’s Form 10-K filed on March 7, 2018).

(d)(11)#	US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, dated January 11, 2015 (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K/A filed on August 24, 2015).

(d)(12)#	Amended and Restated Ex-U.S. Commercialization Agreement by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated February 28, 2018 (incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q filed on May 2, 2018).

(d)(13)#	Master IVD Collaboration Agreement, by and among Foundation Medicine, Inc., Roche Basel and Roche Molecular Systems, Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.5 of the Company’s Form 10-Q/A filed on November 16, 2016).

(d)(14)	Credit Facility Agreement, by and between Foundation Medicine, Inc. and Roche Finance Ltd, dated August 2, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on August 2, 2016).

(d)(15)	Amendment Letter Agreement, dated as of July 31, 2017, by and between Foundation Medicine, Inc. and Roche Finance Ltd (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on August 1, 2017).

(d)(16)	Tax Sharing Agreement, by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 12, 2015).

(d)(17)	Waiver and Consent by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 5, 2017 (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed on January 6, 2017).

(d)(18)	Foundation Medicine, Inc. 2010 Stock Incentive Plan, as Amended and Restated, and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013).

(d)(19)	Foundation Medicine, Inc. 2013 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-190226) filed on September 12, 2013).

(d)(20)	Employment Agreement, dated January 5, 2017, by and between Foundation Medicine, Inc. and Troy Cox (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 6, 2017).

(d)(21)	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Tom Civik, dated October 10, 2017 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on October 10, 2017).

(d)(22)	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Michael Doherty, dated December 5, 2016, as amended (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q filed on May 2, 2018).

(d)(23)	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Konstantin Fiedler, dated May 1, 2018 (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q filed on May 2, 2018).

(d)(24)	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Robert W. Hesslein, dated as of March 7, 2013 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013).

(d)(25)	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Vincent A. Miller, dated as of August 1, 2011, as amended (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1/A (File No. 333-190226) filed on September 12, 2013).

(d)(26)	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Melanie Nallicheri, dated September 12, 2016 (incorporated herein by reference to Exhibit 10.4 of the Company’s Form 10-Q filed on May 2, 2018).

(d)(27)	Executive Employee Offer Letter by and between Foundation Medicine, Inc. and Jason Ryan, dated as of March 7, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-190226) filed on July 29, 2013).

(d)(28)	Letter Agreement by and between Foundation Medicine, Inc. and Michael Pellini, M.D., dated January 5, 2017 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed on January 6, 2017).

(d)(29)	Form of Indemnification Agreement between Foundation Medicine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A (File No. 333-190226) filed on August 16, 2013).

(d)(30)	Seventh Amended and Restated Certificate of Incorporation of Foundation Medicine, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed on April 7, 2015).

(d)(31)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K filed on October 2, 2013).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 2, 2018).

(g)	Not applicable.

(h)	Not applicable.

#	Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 2, 2018

FOUNDATION MEDICINE, INC.

By:	/s/ Troy Cox
Name:	Troy Cox
Title:	President and Chief Executive Officer